EXHIBIT 12
Trinity Industries, Inc. and Subsidiaries
Computation of Ratio of Earnings To Fixed Charges

					Nine Months
	For the Year Ended December 31,				December 31,
	2005	2004	2003	2002	2001
Earnings:
Earnings (loss) before provision for income taxes	$143.6	$(15.1)	$(14.3)	$(24.4)	$(40.5)
Add: Total fixed charges	65.5	60.4	45.7	46.2	26.8

Total earnings (loss) before provision for income taxes	$209.1	$45.3	$31.4	$21.8	$(13.7)

Fixed Charges:
Interest expense	$42.2	$42.8	$34.9	$36.3	$21.7
Portion of rental expense representative of interest	23.3	17.6	10.8	9.9	5.1
Capitalized interest	0.7	—	—	—	—

Total Fixed Charges	$66.2	$60.4	$45.7	$46.2	$26.8

Ratio of Earnings to Fixed Charges	3.17	0.75	0.69	0.47	(0.51)

Footnote:

(a)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2004, 2003, and 2002, and the nine months ended December 31, 2001. The deficiencies for those periods were $15.1 million, $14.3 million $24.4 million, and $40.5 million, respectively.